SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cano Health, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

13781Y 103

(CUSIP Number)

Diameter Capital Partners LP

Attention: Shailini Rao

55 Hudson Yards, Suite 29B

New York, NY 10001

(212) 655-1419

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13781Y 103

1.	Names of Reporting Persons. Diameter Capital Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,824,233
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,824,233

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,824,233
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.4%
14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 13781Y 103

1.	Names of Reporting Persons. Scott K. Goodwin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,824,233
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,824,233

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,824,233
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 13781Y 103

1.	Names of Reporting Persons. Jonathan Lewinsohn
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,824,233
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,824,233

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,824,233
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.4%
14.	Type of Reporting Person (See Instructions) IN

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 5 of this Amendment No. 1 is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 285,474,630 outstanding shares of Class A Common Stock as of August 9, 2023, as reported by the Issuer in quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	The Reporting Persons have effected the following transactions of securities of the Issuer during the past 60 days that have not previously been reported on Schedule 13D:

Date	Transaction	Number of Shares	Price per share
8/21/2023	Sale	5,000,000	$0.3459
8/22/2023	Sale	2,311,037	$0.3012
8/23/2023	Sale	2,000,000	$0.2588

(d)

No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock subject to this Schedule 13D.

(e)	The Reporting Persons ceased to be beneficial owners of more than 5% of the Issuer’s outstanding shares of Class A Common Stock on August 21, 2023.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2023

DIAMETER CAPITAL PARTNERS LP

By:	/s/ Shailini Rao
Name:	Shailini Rao
Title:	Chief Compliance Officer

/s/ Scott K. Goodwin
SCOTT K. GOODWIN

/s/ Jonathan Lewinsohn
JONATHAN LEWINSOHN